Mail Stop 4561
Via Fax (866) 241-6868

August 18, 2009

Brad Lever
Chief Executive Officer and Chief Financial Officer
eCrypt Technologies, Inc.
4750 Table Mesa Dr.
Boulder, CO 80305

Re: **eCrypt Technologies, Inc.**
       Form 8-K filed August 4, 2009
       File No. 000-53489

Dear Mr. Lever:

        We have completed our review of Item 4.01 of your Form 8-K noted above and
do not, at this time, have any further comments.

                                        Sincerely,

                                        Melissa Feider
                                        Staff Accountant